PE 9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

ATTUNITY LTD.

(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated September 17, 2002.

ITEM 1

Tuesday September 17, 11:20 am ET

Press Release

Source: Attunity

Attunity Offers Rapid and Standard Connectivity for Microsoft BizTalk Server and Legacy Systems

Attunity Adapter Suite 1.1 for Microsoft BizTalk Server Now Available

WAKEFIELD, Mass.--(BUSINESS WIRE)--Sept. 17, 2002--Attunity Ltd. (NASDAQ: ATTU - News), a leader in business process, application and data integration solutions for the extended enterprise, today announced the general availability of Attunity Adapter Suite 1.1 for Microsoft BizTalk Server, a comprehensive connectivity solution for enterprise data and legacy applications.

As one of the first to bring to market adapters for users of BizTalk Server, Attunity now offers an enhanced Adapter Suite for BizTalk Server that plugs-in as a native extension of BizTalk Server. The Attunity Adapter Suite for BizTalk Server facilitates integration with legacy data and systems by supporting all the recommended interfaces to BizTalk Server and by offering an extensive adapter library to over 20 computing platforms.

"Attunity brings a significant contribution to the BizTalk Server library of adapters, which is one of the largest in the industry," said Eric Swift, group product manager for .NET Enterprise Servers at Microsoft Corp. "Attunity's comprehensive suite of adapters enables customers to quickly and easily connect legacy systems with BizTalk Server. With this capability, companies get the full use of their legacy systems and have no need to rip and replace in order to update their IT solutions."

Attunity Adapter Suite for BizTalk Server provides market leading and unique capabilities including:

- Configuration Console Provides Native Extension to the BizTalk Server Tool Suite

Attunity Adapter Suite for BizTalk Server provides an easy to use, GUI based configuration and management application that facilitates the process of defining Adapters and Receive Functions for integration with BizTalk Server. By using an easy configuration tree and active wizards, users locate adapters, generate ports and channels for BizTalk Server and deploy them seamlessly into BizTalk Server. The Microsoft Management Console -based application offers a native and intuitive environment for Microsoft software users, improving productivity and shortening development time.

- Prebuilt Adapter Library - Plug In Adapters to Legacy Data and Systems

The Adapter Suite seamlessly integrates with any of the native adapters in the comprehensive adapter library that Attunity provides. For data connectivity Attunity offers proven adapters for relational and legacy data sources including DB2, Oracle, Sybase, Informix, RDB, Non-Stop SQL/MP, VSAM, ADABAS C, C/D-ISAM, IMS/DB, ENSCRIBE and RMS. For legacy system integration Attunity offers proven adapters for transaction systems and 3GL code including CICS, IMS/TM, Pathway, COBOL, Fortran and C.

- Support for BizTalk Server Interfaces and Recommended Integration Architecture

Attunity supports a wide range of integration interfaces including ADO, COM and AIC. With this range of interfaces, users have the flexibility to design the best integration architecture.

- Meta Data Integration and Management

Attunity XML based meta-data management facilitates the integration of meta-data from legacy systems to BizTalk Server. Attunity Adapter Suite for BizTalk Server seamlessly and automatically converts legacy meta-data into BizTalk Server-based document schemas, shortening integration projects and making it easier to change and maintain the system over time.

- Events Routing Between BizTalk Server and Legacy Systems

Attunity's event routing mechanism enables legacy systems to generate XML based events that will be routed to BizTalk Server (i.e. a CICS transaction sends a notification to BizTalk Server). With this capability, users have complete, bi-directional legacy system integration, enabling to reliably integrate business processes.

"BizTalk Server customers expect to leverage the ease of use and rapid delivery timeframes typical to Microsoft tools, in order to bring down costs and dramatically shorten development time. With our enhanced offering for BizTalk Server customers, we now provide users with the ability to more easily standardize on BizTalk Server for enterprise wide integration." said Dan Potter, Vice President of Marketing at Attunity. "Our continued success in helping customers integrate BizTalk Server with their legacy data, transactions and business processes shows us that rapid and cost effective business integration is possible, and actually available today".

Attunity Adapter Suite for BizTalk Server is part of the Attunity Connect product line that allows organizations to build, repurpose and reuse applications, business processes and legacy data by making them accessible using a variety of standards interfaces such as AIC, COM, ADO, XML, OLE-DB, ODBC, JCA and JDBC. With a distributed architecture and native platform support, Attunity Connect provides higher levels of reliability and performance versus traditional integration middleware solutions.

More information about the features and benefits of Attunity Adapter Suite for BizTalk Server can be found on Attunity's website under the product section at http://www.attunity.com/products/ConnectBizTalk.htm. The Attunity product family is available for download on the Attunity Developer Exchange at http://www.attunity.com/devX where additional documentation can be found.

1116052.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By: /s/Arie Gonen
Chairman

Date: September 19, 2002